July 16, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")
     Comment Letter Dated May, 6, 2010
     Form 10-K FYE September 30, 2009
     Filed January 15, 2010 and amended January 27, 2010
     Form 10-Q for Quarter ended December 31, 2009
     File No. 0-28769

Dear Mr. Reynolds:

The Company has encountered technical and medical problems, which have delayed the processing and preparation of information necessary to file an answer to the Securities and Exchange Commission's letter of June 24, 2010. A computer error has made it necessary to recreate two sections of the answer and the company President is recovering from a broken foot. As a result, the company now plans to have the response filed on or before Wednesay, July 21, 2010.

Please contact James Slayton of the audit committee (702-366-0644) with any questions, suggestions or revisions.

Sincerely,



John Lund,
Chief Executive Officer